Annual Notice Dated May 1, 2026
Transamerica PrincipiumSM Variable Annuity
Issued through
Transamerica Life Insurance Company
Retirement Builder Variable Annuity Account

This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Transamerica PrincipiumSM Variable Annuity, a flexible premium deferred variable annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable life offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Retirement Builder Variable Annuity Account (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89352K417?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2008, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS

Administrative and Service Office — Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499-0001, (800) 525-6205.
Annuitant — The person on whose life any annuity payments involving life contingencies will be based.
Annuitization — When You switch from the accumulation phase to the income phase and we begin to make annuity payments to You (or Your designee).
Annuity Commencement Date — The date upon which annuity payments are to commence. This date may be any date after the Policy Date and may not be later than the last day of the Policy month following the month after the Annuitant attains age 95. The earliest Annuity Commencement Date is at least thirty days after You purchase Your Policy. The Annuity Commencement Date may have to be earlier for qualified policies and may be earlier if required by state law.
Annuity Payment Option — A method of receiving a stream of annuity payments selected by the Owner.
Excess Interest Adjustment — A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to Annuity Payment Options from the Fixed Account guaranteed period options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by the Company since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The Excess Interest Adjustment can either decrease or increase the amount to be received by the Owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.
Fixed Account — One or more investment choices under the Policy that are part of the Company’s general assets and are not in the Separate Account.
Guaranteed Lifetime Withdrawal Benefit — Any optional benefit under the Policy that provides a guaranteed minimum withdrawal benefit, including the Living Benefits Rider, Income Select for Life Rider, and the Retirement Income Choice Rider.
Guaranteed Period Options — The various guaranteed interest rate periods of the Fixed Account which the Company may offer and into which premium payments may be paid or amounts transferred.
Owner (You, Your) — The person who may exercise all rights and privileges under the Policy. The Owner during the lifetime of the Annuitant and prior to the Annuity Commencement Date is the person designated as the Owner in the information that we require to issue a Policy.
Policy Date — The date shown on the Policy data page attached to the Policy and the date on which the Policy becomes effective.
Policy Value — On or before the Annuity Commencement Date, the Policy Value is equal to the Owner’s:
  premium payments; minus
  gross partial surrenders (partial surrenders minus Excess Interest Adjustments plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge); plus interest credited in the Fixed Account; plus
  accumulated gains in the Separate Account; minus
  accumulated losses in the Separate Account; minus
  service charges, rider fees, premium taxes, transfer fees, and other charges, if any.
Policy Year — A Policy Year begins on the Policy Date and on each anniversary thereof.
Separate Account — Retirement Builder Variable Annuity Account, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.
Separate Account Value — The portion of the Policy Value that is invested in the Separate Account.
Subaccount — A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund portfolio.
Written Notice — Written Notice, signed by the Owner, that gives the Company the information it requires and is received at the administrative and service office. For some transactions, the Company may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements the Company establishes for such notices.
You (Your) — The Owner of the Policy.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix - Investment Options Available Under the Policy.
  For updated Portfolio expense information please refer to Important Information You Should Consider About this Policy and the Appendix - Investment Options Available Under the Policy.
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY

Your Policy prospectus dated May 1, 2008, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money from the Policy within 5 years following Your last purchase payment, You will be assessed a surrender charge. The maximum surrender charge is 5% of each purchase payment withdrawn, and the maximum number of years that a surrender charge may be assessed since the last purchase payment is 5 years.

Example:
If You make an early withdrawal, You could pay a surrender charge of up to $5,000 on a $100,000 investment. This loss will be greater if there is a negative Policy Adjustment, taxes, or tax penalties.
				Expenses Access to Your Money
	Number of Years Since Purchase Payment	Surrender Charge (% of amount withdrawn)
	0-1	5%
	1-2	4%
	2-3	3%
	3-4	2%
	4-5	1%
	More than 5	0%

If You remove all or a portion of Policy Value from a guaranteed period option of the Fixed Account before the end of its guaranteed period, an Excess Interest Adjustment may apply. This adjustment can be positive or negative, depending on changes in interest rates. The adjustment may reduce the amount You receive, but the prospectus does not specify a maximum percentage loss. The adjustment does not apply to amounts withdrawn from variable investment options.

Example:
If You allocate $100,000 to a Fixed Account guaranteed period option and withdraw the entire amount before the end of the guaranteed period, You could lose a portion of Your investment due to a negative Excess Interest Adjustment. This loss will be greater if You also have to pay a surrender charge, taxes, and tax penalties.

Withdrawals, full or partial surrenders, transfers from a guaranteed period option of the Fixed Account before the end of the guaranteed period, and amounts applied to Annuity Payment Options from the Fixed Account prior to the end of the guaranteed period may be subject to an Excess Interest Adjustment.

Are There Transaction Charges?
Yes. In addition to surrender charges and Policy Adjustments (if applicable), You may also be charged for other transactions under the Policy. These transaction charges include:
  Transfer Fees: You are generally allowed 12 free transfers per Policy Year between investment options. For each additional transfer beyond 12 in a Policy Year, a fee of up to $10 per transfer may be charged.
  Annual Service Charge: An annual service charge of up to $35 may be deducted from Your Policy Value on each Policy anniversary and at surrender. This charge is waived if Your Policy Value, or the sum of Your premiums less all partial surrenders, is at least $50,000.
  Special Service Fees: The Company may deduct a charge of up to $25 for special services, such as overnight delivery.
  Wire Transfer Fees: While not specifically listed, special service fees may include charges for wire transfers or other expedited payment methods.
  Premium Taxes: State premium taxes may be deducted from Your Policy Value upon surrender, Annuitization, or payment of a death benefit.
				Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the Investment Options and optional benefits You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected..
				Expenses Annuity Policy Fee Table and Expense Examples
	Annual Fee	Minimum	Maximum
	Base Policy[1]	0.85%	1.35%
	Portfolio Company (fund fees and expenses)[2],3	0.54%	1.20%
	Optional benefits (for a single optional benefit, if elected)[4]	0.15%	2.15%
	1As a percentage of Separate Account Value.
	2As a percentage of average net assets.
	[3]See below Appendix: Investment Options Available Under the Policy for more information.
	4As a percentage of benefit base or withdrawal base.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges that substantially increase costs.

	Lowest Annual Cost $1,428	Highest Annual Cost $5,130
	Assumes:	Assumes:
	Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Policy. The value of Your Policy may decrease due to poor investment performance of the underlying investment options You select. You bear the entire investment risk for all amounts allocated to the variable investment options, and it is possible to lose the amount You invest.
				Investment Choices
Is This a Short-Term Investment?
No. The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Variable annuities are designed for long-term retirement or investment goals, and withdrawing money early may result in significant costs.
				Expenses Access to Your Money
What are the Risks Associated with Investment Options?
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options You select. Each Investment Option, including Portfolio Companies (variable options) and any Fixed Option, has its own unique risks. You should carefully review the available Investment Options and their prospectuses before making an investment decision.
  Variable Options: The value of Your Policy will fluctuate based on the performance of the underlying investment options You choose. You may lose some or all of Your investment.
  Fixed Options: While these may offer a guaranteed minimum interest rate, they may also be subject to risks such as interest rate changes and, if withdrawn before the end of a guaranteed period, negative Excess Interest Adjustments.
				Investment Choices
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to risks related to the Insurance Company. Any obligations, guarantees, or benefits under the Policy, including those associated with any Fixed Options, are subject to the claims-paying ability of Transamerica Life Insurance Company. This means that if the Insurance Company is unable to meet its financial obligations, You may not receive the guaranteed payments or benefits promised under the Policy.

The financial strength of the Insurance Company is evaluated by independent rating agencies such as A.M. Best, Moody’s, and Standard & Poor’s. These ratings reflect the company’s ability to meet its insurance and annuity obligations but do not reflect the investment performance of the Variable Subaccounts.

More information about Transamerica Life Insurance Company, including our financial strength ratings, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
				Other Information – Transamerica Life Insurance Company
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There are restrictions that may limit the Investment Options You can choose and how You transfer Policy Value among them.
Designated Investment Options for Certain Riders:
  If You elect certain optional benefits (such as the Retirement Income Choice Rider, Income Select for Life Rider, or Living Benefits Rider), You must allocate 100% of Your Policy Value to one or more designated investment options specified by the Company. You cannot allocate or transfer funds to other investment options while these riders are in effect.
  Transfer Limitations
  You are generally allowed 12 free transfers per Policy Year between investment options. For each additional transfer beyond 12 in a Policy Year, a fee of up to $10 per transfer may be charged. Transfers out of a Fixed Account guaranteed period option before the end of the period may be limited and may also be subject to an Excess Interest Adjustment.
The Insurance Company and the Separate Account reserve the right to:
  Add, remove, substitute, or close investment options (including Portfolio Companies and Subaccounts) at any time.
  Restrict, refuse, or limit premium payments, transfers, or the number of investment options You can hold.
  Stop accepting additional purchase payments and make other changes to the investment options available under the Policy, subject to applicable law and any contractual guarantees.
				Investment Choices Additional Features
Are There any Restrictions on Policy Benefits?
Yes. There are restrictions and limitations relating to benefits offered under the Policy. Key restrictions include:
  Eligibility and Availability: Certain benefits (such as death benefits, living benefits, or guaranteed withdrawal benefits) may only be available if You meet specific age, investment allocation, or Policy requirements. Some benefits may not be available in all states or for all Policy types.
  Modification or Termination: The Insurance Company may modify or terminate certain benefits, subject to the terms of the Policy and applicable law. Optional riders and benefits may be discontinued for new sales or changed for existing policyholders, as described in the prospectus.
  Withdrawal Limits: Withdrawals that exceed limits specified by the terms of a Policy benefit (such as guaranteed withdrawal or death benefit riders) may reduce the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit entirely.
  Investment Restrictions: Some benefits require that all or a portion of Your Policy Value be allocated to designated investment options. Failure to comply with these requirements may result in loss or reduction of the benefit.
				Additional Features Taxes - Guaranteed Lifetime Withdrawal Benefits Expenses - Living Benefits Rider
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
An investor should consult with a tax professional to determine the tax implications of investing in and receiving purchase payments under the Policy. There is no additional tax benefit if the Policy is purchased through a tax-qualified plan or individual retirement account (IRA).

Withdrawals from the Policy will be subject to ordinary income tax and may also be subject to a 10% federal tax penalty if taken before age 59½.
				Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Policy to investors. This compensation is typically paid in the form of:
  Commissions: Paid to the selling firm and/or its representatives based on the amount of premium payments or sales of the Policy.
  Revenue Sharing: The Insurance Company or its affiliates may make additional payments to selling firms for marketing support, access to distribution networks, or preferred product status.
  Compensation from Affiliates and Third Parties: Investment professionals may also receive non-cash compensation, such as training, conferences, or other incentives, from the Insurance Company, its affiliates, or third parties.
As a result, investment professionals may have a financial incentive to recommend this Policy over other investment products, which may influence their recommendations.

Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly referred to as Transamerica Capital, Inc. ("TCI”)) is the principal underwriter and may share the revenue we earn on this Policy with Your investment professional’s firm.
				Other Information - Distributor of the Policies
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to offer You a new Policy in place of the one You already own. You should only exchange Your Policy if, after carefully comparing the features, fees, and risks of both Policies, and considering any fees or penalties to terminate Your existing Policy, You determine that purchasing the new Policy is preferable to continuing to own Your current Policy.
				Other Information - Exchanges and Reinstatements

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89352K417?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Relative Value Portfolio - Class B Advised by: AllianceBernstein L.P.	0.85%	10.20%	11.15%	10.30%
Seeks long-term capital appreciation.	Fidelity® VIP Contrafund® Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.79%	21.24%	15.08%	15.49%
Seeks to achieve capital appreciation.	Fidelity® VIP Growth Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.80%	14.63%	13.42%	17.16%
Seeks long-term growth of capital.	Fidelity® VIP Mid Cap Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.80%	11.49%	9.83%	10.31%
Seeks capital appreciation.	Fidelity® VIP Value Strategies Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.84%	7.70%	11.87%	10.54%
To maximize income while maintaining prospects for capital appreciation.	Franklin Income VIP Fund - Class 2 Advised by: Franklin Advisers, Inc.	0.72%	12.56%	7.66%	7.30%
Capital appreciation. Its secondary goal is income.	Franklin Mutual Shares VIP Fund - Class 2 Advised by: Franklin Advisers, Inc.	0.94%	11.52%	9.20%	7.53%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.78%	6.78%	-0.60%	1.82%
To seek a high level of current income by investing in high-yield debt securities.	Transamerica Aegon High Yield Bond VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.89%	8.27%	3.89%	5.64%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.97%	10.99%	8.11%	7.08%
To seek to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Aegon U.S. Government Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.84%	5.56%	-1.52%	0.94%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.54%	3.81%	2.91%	1.72%
To seek to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	1.11%	9.32%	2.41%	3.41%
To seek long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.71%	11.42%	3.21%	4.65%
To seek long-term capital appreciation.	Transamerica International Focus VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	1.08%	6.24%	0.74%	5.19%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.96%	10.36%	2.09%	4.64%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.02%	12.84%	5.57%	7.80%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.97%	11.54%	3.59%	6.05%
To seek long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP - Service(1) Advised by: Transamerica JPMorgan Diversified Equity Allocation VP; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.05%	19.06%	8.87%	10.90%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.86%	15.90%	14.10%	14.32%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan International Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.12%	17.67%	3.25%	5.51%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	1.09%	7.85%	6.91%	10.87%
To seek to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Multi-Managed Balanced VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Mangement, Inc.	0.89%	12.73%	8.34%	9.46%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	1.08%	9.93%	5.17%	10.18%
To seek maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.	Transamerica TSW International Equity VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	1.11%	31.42%	8.58%	7.27%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.89%	17.47%	12.05%	16.13%

  Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
  There can be no assurance that any money market Portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.
  Effective on November 1, 2025, Transamerica JPMorgan Asset Allocation – Growth VP will be renamed Transamerica JPMorgan Diversified Equity Allocation VP

CLOSED INVESTMENT OPTIONS:

Effective December 12, 2011, the following Subaccounts were closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Large Cap Growth Portfolio - Class B Advised by: AllianceBernstein L.P.	0.90%	12.85%	11.76%	15.88%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity® VIP Equity-Income Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.71%	18.75%	12.23%	11.32%
Seeks to achieve capital appreciation.	Fidelity® VIP Growth Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.80%	14.63%	13.42%	17.16%
Capital appreciation. Its secondary goal is income.	Franklin Mutual Shares VIP Fund - Class 2 Advised by: Franklin Advisers, Inc.	0.94%	11.52%	9.20%	7.53%
Seeks capital growth.	Invesco V.I. American Franchise Fund - Series II Advised by: Invesco Advisers, Inc.	1.10%	11.39%	10.08%	14.58%
To provide long-term capital appreciation.	Invesco V.I. American Value Fund - Series II Advised by: Invesco Advisers, Inc.	1.14%	20.76%	17.56%	12.01%
Seeks long-term growth of capital.	Janus Henderson Enterprise Portfolio - Service Advised by: Janus Henderson Investors US, LLC	0.97%	7.41%	7.35%	12.51%
Seeks long-term growth of capital.	Janus Henderson Global Research Portfolio - Service Advised by: Janus Henderson Investors US, LLC	1.07%	20.60%	12.23%	12.64%
To seek total return.	MFS® Total Return Series - Service Advised by: MFS® Investment Management	0.96%	10.91%	6.16%	7.36%

Effective September 17, 2012, the following Subaccounts were closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek capital appreciation.	MFS® New Discovery Series - Service Advised by: MFS® Investment Management	1.20%	12.56%	-0.54%	10.46%
To seek long-term capital growth.	Templeton Foreign VIP Fund - Class 2 Advised by: Templeton Investment Counsel, LLC	1.09%	29.19%	8.25%	5.75%

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy Dated May 1, 2008, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499

 Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR File No. 333-190757
EDGAR Contract Identifier No. C000132452